

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 19, 2006

Mr. Paul W G Richardson
Group Finance Director
WPP Group plc
27 Farm Street
London W1J 5RJ England

> **Re: WPP Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
>
> **File No. 0-16350**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 26

Critical Accounting Policies, page 37

1.   Expand the disclosure of your critical accounting polices to address the specific
        uncertainties associated with the methods, assumptions, or levels of judgment
        utilized in estimating the cash flows and other assumptions required to assess the
        potential impairment of goodwill and other intangibles. Also provide quantitative
        information where practicable to demonstrate the sensitivity of your estimates to
        change. For additional guidance, refer the Commission's Interpretive Release on
        Management's Discussion and Analysis of Financial Condition and Results of
        Operation which is located on our website at: http://www.sec.gov/rules/interp/33-
        8350.htm.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-10

Note 12. Analysis of Cash Flows, page F-18

2.   We note that you begin your reconciliation of cash flows from operating activities
        with Operating Profit rather than Net Profit. Please tell us how your presentation
        complies with the guidance set forth in paragraph 18 of IAS 7.

Reconciliation to US GAAP Accounting Principles, page F-41

Note 1. Significant differences between IFRS and US GAAP, page F-42

(a) Goodwill and other intangibles

3.   In future filings, include the following disclosures for intangible assets:

        Those subject to amortization as required by paragraph 45(a) of SFAS No. 142

        • the gross carrying amount and accumulated amortization in total and by
          major intangible asset class on a segment and consolidated basis; and
        • the aggregate amortization expense for the period; and
        • the estimated aggregate amortization expense for each of the five succeeding
          fiscal years.

        Those *not* subject to amortization as required by paragraphs 45(b) and 45(c) of
        SFAS No. 142

- the total carrying amount and carrying amount for each major intangible asset class on a segment and consolidated basis; and
- the changes in carrying amount of goodwill on a segment and consolidated basis.

(i) Convertible debt, page F-44

4.   Please expand the description of item (i) to clarify how the differences in accounting for convertible debt under IFRS and US GAAP impact the income statement. For example, clarify how the classification of convertible debt into both liability and equity elements under IFRS results in a reconciling item for US GAAP reporting. Also explain the impact of accounting for the conversion feature under SFAS 133.

Note 3. New US GAAP accounting pronouncements, page F-44

SFAS No. 123R, page F-44

5.   We note that you elected to adopt SFAS No. 123R beginning in 2005 using the modified retrospective method. It is not clear that you have included all of the disclosures required by SFAS No. 123R. Please tell us how you complied with paragraphs 64-65, 77, 84, and A240-A242 of SFAS No. 123R.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director